Exhibit 99.1

BitFuFu Announces September 2025 Bitcoin Production and Operation Updates: Bitcoin Holdings Increasing to 1,959 BTC

●	BitFuFu held 1,959 BTC as of September 30, 2025, an increase of 60 BTC from August 31, 2025.

●	Average fleet efficiency improved to 17.3 J/TH.

SINGAPORE, October 6, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for September 2025.

“We increased our Bitcoin holdings to 1,959 BTC, up 60 BTC from the prior month,” said Leo Lu, Chairman and CEO of BitFuFu. “We are executing our treasury strategy to accumulate BTC through two levers: efficient self-mining, driven by low-cost power and next-generation miners, and disciplined, opportunistic Bitcoin purchases. Together, these actions position us to continue compounding BTC holdings over time.”

September 2025 Highlights (as of September 30, 2025)

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,959 BTC[1], an increase of 60 BTC from August 31, 2025.

●	Bitcoin Production: 329 BTC, including 296 BTC from cloud mining and 33 BTC from self-mining. The decline in Bitcoin production is primarily attributed to the rising network difficulty and power curtailment programs at certain mining facilities.

Hashrate Overview:

●	Total Hashrate Under Management: 36 EH/s, an 1.1% month-over-month increase.

○	Self-Owned Hashrate[2]: 5.0 EH/s, unchanged from the prior month.

○	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 31.0 EH/s.

○	Average Fleet Efficiency: 17.3 J/TH.

Power and Infrastructure:

●	Total Power Capacity Under Management: 624 MW, a 0.6% month-over-month decrease.

Mining Services:

●	Cloud Mining Users: 641,526 registered users as of September 30, 2025.

Upcoming Conferences:

●	BitFuFu will be attending the following upcoming conferences.

○	October 9-10, 2025: North American Blockchain Summit in Dallas, TX.

○	October 19-21, 2025: LD Micro Main Event Conference in San Diego, CA.

○	October 22, 2025: Stocktoberfest in San Diego, CA.

○	October 30, 2025: ThinkEquity Conference in New York, NY.

[1]	Includes 601 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.

[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces September 2025 Bitcoin Mining and Operational Updates

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com